Exemption number 82-3696

m-real

M-real Corporation Stock Exchange Announcement 17.5.2005 at 15.30 p.m.

## M-REAL ORGANISES A CAPITAL MARKETS DAY

M-real Corporation organises a Capital Markets Day on 18 May, 2005 at Stockstadt mill in Germany.

Presentation material will be available on M-real's web site (www.m-real.com) by noon Finnish time at the latest.

M-REAL CORPORATION

Corporate Communications


05008649

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MAY 25 2005
199
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WASH. D.C.



JW 6/8

M-real Corporation Stock Exchange Bulletin 18.5.2005 at 12 a.m.

## LOCKOUT STARTED IN M-REAL MILLS IN FINLAND

The lockout declared earlier by the Finnish Forest Industries Federation started today 18 May at 6 a.m. in all the M-real mills in Finland. The lockout is to end on 1 June at 6 a.m., unless the parties have not concluded a collective labour agreement before that.

The Finnish Forest Industries Federation has on 17 May declared a new lockout which will immediately follow the previous one and end on 15 June at 6 a.m unless agreement is reached before that.

M-real estimates that the lockout would weaken its operating result by 5-10 million euros per week.

M-REAL CORPORATION

Corporate Communications

For additional information contact Aarre Metsävirta, Senior Executive Vice President and Deputy CEO, tel. +358 50 1460